Date: April 26, 2024

To: All Canadian Securities Regulatory Authorities

 New York Stock Exchange

Subject: Notice of Special Meeting for Vizsla Silver Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Special Meeting of Security Holders for Vizsla Silver Corp.:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	May 15, 2024
Record Date for Voting:	May 15, 2024
Beneficial Ownership Determination Date:	May 15, 2024
Meeting Date:	June 24, 2024
Meeting Location:	Vancouver, BC
Issuer sending proxy-related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92859G202	CA92859G2027

Sincerely,

Jennifer Hanson

Corporate Secretary

Suite 1723 - 595 Burrard Street, Vancouver, British Columbia, V7X 1J1

vizslasilvercorp.ca | TSX-V: VZLA    NYSE:  VZLA